16003494

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JTa Securities Management, Inc. dba Titan Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14801 Quorum Dr, Suite 260
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JTa Securities Management, Inc. dba Titan Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMIE LEANNE SULLIVAN
Notary Public, State of Texas
My Commission Expires
March 27, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
JTa Securities Management, Inc.
dba Titan Securities, Inc.

We have audited the accompanying statement of financial condition of JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JTa Securities Management, Inc. dba Titan Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2016

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 39,307
Receivable from broker-dealer	85,738
Other receivables	22,119
Federal income tax receivable	33,900
Property and equipment, net of accumulated depreciation of $16,169	33,137
Securities and investments	1,523
Other assets	54,523
	$ 270,247

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 10,119
Accrued expenses	17,476
Total liabilities	27,595
Stockholders' equity	
Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	333,010
Retained earnings	(90,408)
Total stockholders' equity	242,652
	$ 270,247

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Commission income	$ 4,731,941
Managed fee income	135,299
Interest income	729
Gain (loss) on investments	(9,870)
Other revenue	12,092
	4,870,191
Expenses	
Compensation and benefits	684,739
Communications	36,950
Occupancy and equipment costs	76,455
Regulatory fees and expenses	61,221
Other expenses	558,257
Interest expense	3
Commission and clearance paid other brokers	3,632,073
	5,049,698
Income (loss) before income taxes	(179,507)
Taxes – other	4,619
Provision for income taxes (benefit)	(33,900)
Net income	$ (150,226)

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Shares	Common Stock	Additional Paid-in Capital	Retained Eamings (Deficit)	Total
Balances at December 31, 2014	5,000	$ 50	$ 333,010	$ 59,818	$392,878
Net income (loss)				(150,226)	(150,226)
Balances at December 31, 2015	5,000	$ 50	$ 333,010	$ (90,408)	$242,652

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income (loss)	$ (150,226)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,344
Change in operating assets and liabilities:	
Increase in receivable from broker-dealer	(12,243)
Decrease in other receivables	286,813
Increase in federal income tax receivable	(33,900)
Increase in securities owned at market value	(1,523)
Decrease in other assets	1,433
Decrease in accounts payable	(7,638)
Decrease in accrued expenses	(217,187)
Decrease in federal income tax payable	(10,600)
Net cash provided (used) by operating activities	(143,727)
Cash flows from investing activities	
Purchase of property and equipment	(5,790)
Net cash provided (used) by investing activities	(5,790)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(149,517)
Cash and cash equivalents at beginning of year	188,824
Cash and cash equivalents at end of year	$ 39,307

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 3
Income taxes	$ 10,600

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. dba Titan Securities ("Company"), a wholly-owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k) (2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully-disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company.

The resulting difference between cost and market (or fair value) is included in income.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using an accelerated method over the estimated useful lives of the assets.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

At December 31, 2015, the Company had net capital of approximately $ 113,349 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There are no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

Note 5 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Year Ending December 31,	
2016	43,945
	$ 43,945

Rental expense for the year ended December 31, 2015 was $48,561 and is reflected in occupancy and equipment costs.

Note 6 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 35,773
Property	13,533
Less: accumulated depreciation	(16,169)
	$ 33,137

Depreciation expense for the year ended December 31, 2015 was $1,344 and is reflected in occupancy and equipment costs and other expenses.

Note 7 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Valuations for assets and liabilities traded on active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transaction involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 – Valuations for assets or liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2, or 3 categories in the fair value hierarchy for the year ended December 31, 2015.

Note 8 - Related Party Transactions

The Company and various entities are under common control and the existence of that common control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $526,596 in commission income from the sale of interests in real estate partnerships from related entities and paid $247,555 in management fees to it's Parent. These management fees are included in other expenses.

Note 9 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Commitments and Contingencies, continued

The Company together with others are defendants in arbitration proceedings incidental to its securities business. The claimants seek unspecified damages. The cases are in the discovery stage and an assessment of potential liability to the Company is not possible at this time. Management intends to present a vigorous defense. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 242,652
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		242,652
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ (33,137)	
Other assets	(54,523)	
Concession receivable in excess of the related payables	(6,636)	
Other receivables	(33,900)	
		(128,196)
Net capital before haircuts on securities positions		114,456
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities		(1,107)
Net capital		$ 113,349

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 10,119
Accrued expenses	17,476
Total aggregate indebtedness	$ 27,595

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,840
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 63,349
Excess net capital at 1000%	$ 110,590
Ratio: Aggregate indebtedness to net capital	.24 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 124,676
Increase in accounts payable	(4,691)
Increase in non-allowable receivables	(6,636)
Net capital per audited report	$ 113,349

Schedule II

<u>JTa SECURITIES MANAGEMENT, INC.</u>
<u>dba TITAN SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2015</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2015

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
JTa Securities Management, Inc.
dba Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* JTa Securities Management, Inc. dba Titan Securities, Inc. ("Titan Securities, Inc.") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Titan Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and *(b)* Titan Securities, Inc. stated that Titan Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Titan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2016

TITAN SECURITIES

Investments Investment Banking Insurance

February 1, 2016

JTA Securities Management, Inc. dba Titan Securities, Inc. – Exepmtion Report

JTA Securities Management, Inc. dba Titan Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c-3(k)(2)(ii) throughout the year ending December 31, 2015 without exception.

JTA Securities Management, Inc. dba Titan Securities, Inc.

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________
Brad Brooks
CEO

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholders
JTa Securities Management, Inc.
dba Titan Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by JTa Securities Management, Inc. dba Titan Securities, Inc. ("Titan Securities, Inc.") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Titan Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Titan Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2016

AMENDED

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2759*********************MIXED AADC 220
066462 FINRA DEC
JTA SECURITIES MANAGEMENT INC
TITAN SECURITIES
14801 QUORUM DR STE 260
DALLAS TX 75254-1513

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 8737
B. Less payment made with SIPC-6 filed (exclude interest) 9-24-2015 #3290 (Date Paid)		(4284)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		4453
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4453
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4453	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JTA Securities Mgt Inc dba Titan Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of Feb, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,870,192
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	8924
Total additions	8924
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1258,568
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,971
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Limited Partnership commissions (Deductions in excess of $100,000 require documentation)	69,432
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 169	
Enter the greater of line (i) or (ii)	169
Total deductions	1384,140
2d. SIPC Net Operating Revenues	$ 3494,977
2e. General Assessment @ .0025	$ 8737

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